SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No.  )*

GlenRose Instruments Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

January 16, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

____________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philip Frost
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 500,106
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 500,106
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,106
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.1%
12.	TYPE OF REPORTING PERSON* IN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. N/A	13G	Page 3 of 5 Pages

Item 1(a).	Name of issuer:

GlenRose Instruments Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

45 First Avenue, Waltham, MA 02451

Item 2(a).	Name of Person Filing:

Philip Frost

Item 2(b).	Address of Principal Offices or, if None, Residence:

400 Biscayne Boulevard
Miami, FL 33137

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

N/A

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	Broker or dealer registered under section 15 of the Act.

(b)	Bank as defined in section 3(a)(6) of the Act.

(c)	Insurance company as defined in section 3(a)(19) of the Act.

(d)	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. N/A	13G	Page 4 of 5 Pages

Item 4.	Ownership.

The holdings reported herein are stated as of February 14, 2008.

(a)	Amount beneficially owned: 500,106.

(b)	Percent of class:	16.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	500,106

(ii)	Shared power to vote or direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	500,106

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. N/A	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date) February 14, 2008 /s/ Philip Frost (Signature) Philip Frost (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)